NOBLE HOUSE ENTERTAINMENT INC.

47 AVENUE ROAD, SUITE 200, TORONTO, ON M5R 2G3

PHONE: 416-860-0211 • FAX: 416-361-6228

VIA EDGAR SYSTEM

May 8, 2006

Ms. Linda Cvrkel, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C.  20549

Re:

SEC Comment Letter dated May 5 2006 on Form 20-F for the year ended June 30, 2005

Commission File No. 000-50492

Dear Ms. Cvrkel:

We are writing in response to the Staff's comments in its fourth letter to us dated May 5, 2006. Our responses herein follow the order of the comments raised in the May 5 , 2006 letter.

1.

Note 4 Investment in Film and Television Programs Question 2.

a.

The Staff has suggested that in future filings, the issuer should include a disclosure of the assumptions used in the impairment analysis

RESPONSE:

We noted the staff’s comments and agree to ensure the required disclosure in our future filings.

Please call me at 416-929-1806 with any questions regarding this letter.

Sincerely,

Sd:  Kam Shah

Noble House Entertainment Inc.

By: Kam Shah, Chief Financial Officer

cc:

Clare Erlanger, Division of Corporate Finance

Pamela A. Curran, Esq., Messerli & Kramer P.A.